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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern PA 19355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Johnson, Jr. (610) 644-6615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, P.C.
(Name – *if individual, state last, first, middle name*)

337 Baltimore Pike Springfield PA 19064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALB

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 25th day of
February, 2016

John C Johnson Jr
Signature

PRESIDENT
Title

Notary Public, State of Pennsylvania

Commission expires 9/26/19

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kim M. Knaff, Notary Public
Willistown Twp., Chester County
My Commission Expires Sept. 26, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	$ 26,067
Commissions and fees receivable	2,645
Investment securities	261,765
Total Current Assets	290,477
TOTAL ASSETS	$ 290,477

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 48,753
Accrued expense	1,500
Corporate income taxes payable	753
Deferred income taxes	34,500
Total Current Liabilities	85,506
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	47,706
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of $45,600	148,365
Total Shareholder's Equity	204,971
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 290,477

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commissions and fees	$ 58,689
Dividends and interest	4,062
	62,751
EXPENSES:	
Commissions	44,017
Occupancy	14,400
General and administrative	14,450
	72,867
NET LOSS BEFORE INCOME TAXES	(10,116)
INCOME TAX PROVISION (BENEFIT):	
State	(1,300)
Federal	(1,547)
	(2,847)
NET LOSS	(7,269)
OTHER COMPREHENSIVE INCOME	
Unrealized gain on investment securities	45,945
Less deferred income taxes	10,800
	35,145
COMPREHENSIVE INCOME	$ 27,876

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 60,770
Interest received	12
Dividends received	4,050
Commissions paid	(23,696)
Occupancy costs paid	(20,400)
Administrative expenses paid	(12,950)
Income taxes paid	(491)
Net Cash Provided by Operating Activities	7,295
NET INCREASE IN CASH	7,295
CASH AT BEGINNING OF YEAR	18,772
CASH AT END OF YEAR	$ 26,067

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (7,269)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Deferred income tax benefit	(3,600)
Change in current assets and liabilities:	
Decrease in commissions receivable	2,082
Increase in commissions payable	20,320
Increase in accrued expense	1,500
Decrease in rent payable	(6,000)
Increase in corporate income taxes payable	262
Net Cash Provided by Operating Activities	$ 7,295

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Total Shareholder's Equity
BEGINNING BALANCE	$1,000	$7,900	$54,975	$113,220	$177,095
Net Loss			(7,269)		(7,269)
Other Comprehensive Income				35,145	35,145
ENDING BALANCE	$1,000	$7,900	$47,706	$148,365	$204,971

See Accompanying Notes

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

and other available information. There were no unrecognized tax benefits at December 31, 2015. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2015 through February 25, 2016, which is the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure under the Subsequent Events Topic of the FASB ASC.

NOTE 2 INVESTMENT SECURITIES

Investment Securities consist of Nasdaq, Inc. common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2015 the fair value of the stock was $261,765, the cost basis was $67,800, and the total unrealized gain included in accumulated other comprehensive income was $193,965. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

and other available information. There were no unrecognized tax benefits at December 31, 2015. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2015 through February 25, 2016, which is the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure under the Subsequent Events Topic of the FASB ASC.

NOTE 2 INVESTMENT SECURITIES

Investment Securities consist of Nasdaq, Inc. common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2015 the fair value of the stock was $261,765, the cost basis was $67,800, and the total unrealized gain included in accumulated other comprehensive income was $193,965. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. The Company recognized commission expense to Johnson in the amount of $28,218 in 2015 of which $45,258 was included in commissions payable at December 31, 2015.

The Company has an agreement with John C. Johnson, Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. The term of the agreement is month-to-month. Total costs incurred in 2015 under the agreement were $14,400.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss carryovers.

Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 11,800	$ 5,000	$ 6,800
Liabilities	(46,300)	(19,700)	(26,600)
Net liability	$(34,500)	$(14,700)	$(19,800)

NOTE 4 INCOME TAXES (CONTINUED)

The components of the income tax provision (benefit) are as follows:

	Total	State	Federal
Current	$ 753	$ -	$ 753
Deferred tax benefit	(3,600)	(1,300)	(2,300)
	$(2,847)	$(1,300)	$(1,547)

The Company utilized a state net operating loss of $4,952 in 2014 and has a remaining net operating loss carryforward of $88 that expires in 2031.

The income tax benefit differs from the benefit that would result from applying statutory rates to the net loss before income taxes due to an allowable dividend deduction of $2,835.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2015 was .65 to 1.

At December 31, 2015, the Company had net capital, as defined, of $130,804 and excess net capital of $125,104.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2015

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 204,971
5	Total capital and allowable subordinated Liabilities	204,971
8	Net capital before haircuts on securities positions	204,971
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	39,265
	D. Undue concentration	34,902
		74,167
10	Net capital	$ 130,804

Computation of Net Capital Requirement

11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 5,700
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,700
14	Excess net capital	$ 125,104
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 122,253

Computation of Aggregate Indebtedness

16	Total A.I. liabilities from Statement of Financial Condition	$ 85,506
19	Total aggregate indebtedness	$ 85,506
20	Percentage of aggregate indebtedness to net capital	65 %

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2015

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2015.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x John C Johnson Jr — 1-14-15
Authorized Signature/Title — Date

SIPC-3 2015

8-

8-032508 FINRA DEC 11/7/1984
JOHNSON SECURITIES INC
GREENTREE OFFICE PLAZA
40 LLOYD AVE STE 102
MALVERN, PA 19355

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

INDEPENDENT AUDITORS REVIEW REPORT

To the Board of Directors
Johnson Securities, Inc

We have reviewed management's statements, included in the accompanying Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Johnson Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Johnson Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Johnson Securities, Inc. stated that Johnson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Johnson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Springfield, Pennsylvania
February 25, 2016

Johnson Securities, Inc.
FINRA Member Firm

Greentree Office Plaza
40 Lloyd Avenue
Suite 102
Malvern, PA 19355
Office (610) 644-6616
Fax (610) 251-9939
Email Johnsonsec@aol.com

EXEMPTION REPORT

To our best knowledge and belief Johnson Securities, Inc. operates under the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to 17 C.F.R. § 240.15c3-3. Johnson Securities, Inc. met the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) throughout the year ended December 31, 2015 without exception.

John C. Johnson, Jr.
President

February 25, 2016